SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended

                            WILMINGTON TRUST COMPANY,
                         not in its individual capacity,
                              but solely as Trustee

                        (Name of foreign utility company)

                        FIRST FIDELITY INTERNATIONAL BANK

    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

         Foreign utility status is claimed by three grantor trusts established pursuant to Trust Agreements (Ottensheim 1999-1), (Ottensheim 1999-2) and (Ottensheim 1999-3) each dated as of December 1, 1999 and between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as trustee (the "Trustee") and First Fidelity International Bank, an Edge Act corporation organized under the laws of the United States ("First Fidelity"). The beneficial owner of the trusts is First Fidelity. The Trustee will act as the head lessee and lessor of three equal undivided interests in a hydro-electric power plant with a combined turbine capacity of approximately 179 MW net (the "Ottensheim-Wilhering Facility") located on the Danube River near Ottensheim, Austria. The Ottensheim-Wilhering Facility is operated by VERBUND-Austrian Hydro Power AG, a stock corporation organized under the laws of Austria ("AHP"). AHP will be the head lessor and lessee of the Ottensheim-Wilhering Facility.

ITEM 2

         Not applicable


Exhibit A

         Not applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                       FIRST FIDELITY INTERNATIONAL BANK

                                       By:      /s/ M. B. Hamilton
                                                --------------------
                                                Matthew B. Hamilton
                                                Vice President


Date:    December 1, 1999









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